FIREFIGHTER ROBOTICS COMPANY

Firefighting Robots



firefighterrobotics.com Orlando, FL

Highlights

1. Firefighter Robotics is building autonomous robotic systems.
2. Our robots are designed to prevent, detect, and suppress fires before they become disasters.
3. Our technology represents a new front line in public safety and property protection.
4. Our firefighter system is designed to scale from individual homes to entire cities.

Team

Ruslan Prysiazhni SPV Voting Proxy

Memo


FIREFIGHTER
ROBOTICS

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Equity Crowdfunding Investment Overview

Firefighter Robotics is building autonomous robotic systems designed to prevent, detect, and suppress fires before they become catastrophic disasters. As residential fires increase in frequency, speed, and cost, our technology represents a new front line in public safety, property protection, and climate resilience.



We started developing a robotics manufacturing base in Slovakia under Leotronics, but realised that the best solution is to manufacture directly in the United States. We have substantial experience in mass manufacturing robots and have used that experience to maufacture all of our robots in the United States. Specifically, we will be producing our robots in Florida and are raising funds to help us do so.


THE PROBLEM
Annual U.S. wildfire economic damage (USD billions)
USD billions
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Personal Property and structural fires now cause tens of billions of dollars in damage annually. Fire departments are under-resourced, insurance companies are retreating from high-risk regions, and response times are often too slow to prevent total loss. Existing fire technology remains largely reactive rather than preventative.

CASE STUDY: MALIBU AND SOUTHERN CALIFORNIA FIRES


The Woolsey Fire alone caused over $6 billion in damages and destroyed more than 1,600 structures. Many homes ignited internally due to embers or electrical failures before firefighters could arrive. Early intervention inside structures could have dramatically reduced losses.



https://www.nist.gov/publications/costs-and-losses-wildfires

OUR SOLUTION

Firefighter Robotics designs autonomous robots capable of detecting early fire conditions, navigating hazardous environments, and suppressing fires immediately. These robots operate continuously and can be deployed next to homes, or in and around commercial properties, warehouses, utilities, municipal fire departments and more.









PREVENTATIVE FIRE PROTECTION

Unlike alarms or sprinklers, Firefighter Robotics provides active, mobile suppression. A robot stationed inside a home can respond within seconds, preventing ignition from spreading and potentially eliminating the need for emergency response altogether.




Potential structural loss reduciton
Indexed Loss
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No Robotics
With Firefighter Robotics

MARKET OPPORTUNITY

Firefighter Robotics operates at the intersection of fire protection, robotics, and smart infrastructure. These combined markets represent hundreds of billions of dollars in annual global spending.




Global market size by sector (USD billions)
USD billions
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Fire Protection
Robotics
Smart Home

https://www.globaldata.com/media/strategic-intelligence/global-robotics-market-reach-205-5-billion-2030-forecasts-globaldata/

WHY NOW

Climate-driven fire risk, declining insurance coverage, advances in robotics, and falling hardware costs make this the ideal moment for

autonomous fire protection. The cost of prevention is now far lower than the cost of rebuilding.





https://www.grandviewresearch.com/industry-analysis/fire-protection-systems-market

WHY WE'RE UNIQUE

Firefighter Robotics focuses on practical application, autonomous operation, and preventive design. Unlike competitors that require human operators or serve only industrial niches, our systems are designed to scale from individual homes to entire cities. Our robots operate autonomously 24 hours a day, 7 days a week to minimize the risks and losses from fires.



VISION

Our long-term vision is a world where fires are stopped before becoming disasters, human firefighters are safer, and communities are protected by autonomous systems operating 24/7.



Click below to read about us in the press

PRESS ABOUT US

If you'd like to become our distributor, then please email us at

info@firefighterrobotics.com

If you would like to buy the remote controlled version of our firefighter robots, then you can pre-order them by contacting us at

info@firefighterrobotics.com

The robots available for pre-order are very well optimized for warehouses, factories, constructions sites and other similar places. They act as a preventative firefighting robotic system, which can save your facility from fire more effectively than with traditional means.

WHY INVEST ON WEFUNDER

We chose Wefunder to allow everyday investors to participate in building the future of public safety. This is an opportunity to support a mission-driven company while gaining exposure to a rapidly growing robotics market, while gaining access to a unique market. As an investor, you will gain the potential opportunity for a multi million dollar return by investing in a unique robot that fits into a multi billion dollar market.


FIREFIGHTER ROBOTICS